

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Amir Ben-Yohanan
Chief Executive Officer
Clubhouse Media Group, Inc.
3651 Lindell Road, D517
Las Vegas, Nevada 89103

      Re: Clubhouse Media Group, Inc.
          Registration Statement on Form S-1
          Filed May 20, 2022
          File No. 333-265091

Dear Mr. Ben-Yohanan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alyssa Wall at 202-551-8106 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services

cc: Craig D. Linder, Esq.